iShares® Silver Trust

c/o iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, CA 94105

VIA EDGAR Ms. Lulu Cheng Office of Finance United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	December 20, 2022

Re:	Request for Acceleration of Effectivenes

iShares® Silver Trust
Registration Statement on Form S-3

File No. 333-268747

Dear Ms. Cheng:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), iShares Silver Trust (the "Trust") hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 (as amended through the date hereof) filed under the Securities Act be accelerated to 12:00 p.m., New York City time, on December 22, 2022, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

iShares Delaware Trust Sponsor LLC
Sponsor of iShares Silver Trust

By:	/s/ Shannon Ghia
Shannon Ghia
Director, President and Chief Executive Officer

cc:	Marisa Rolland, BlackRock, Inc.

George Rafal, BlackRock, Inc.

Clifford R. Cone, Clifford Chance US LLP

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP